Attachment A

Expense Limitation
(as a percent of average daily net assets attributable to each stated class)

Fund	Class	Expense Limitation Period Ends

	Class A
	1.45%

	Advisor Class
Real Estate Fund	1.12%	January 31, 2017

	Institutional Class
	1.00%

Attachment A amended: January 31, 2016

FIRST INVESTORS EQUITY FUNDS

By:
Name:	Wiliiam Lipkus
Title:	President

FORESTERS INVESTMENT MANAGEMENT COMPANY, INC.

By:
Name:	William Lipkus
Title:	President